UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 3)

                                  EIF HOLDINGS, INC.
                                  -----------------
                                   (Name of Issuer)

                             COMMON STOCK, NO PAR VALUE
                              --------------------------
                            (Title of Class of Securities)


                                     268524-10-5
                                ---------------------
                                    (CUSIP Number)

                                 Michael E. McGinnis
                        President and Chief Executive Officer
                               American Eco Corporation
                                   11011 Jones Road
                                Houston, Texas  77070
                                    (281) 774-7000

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             (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                  DECEMBER 22, 1997
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               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

          ---------------------------

           CUSIP NO.  268524-10-5
                     ------------
          ---------------------------

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             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  American Eco Corporation
                  EIN: 52-1742490
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             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                      (b) [X]
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             3    SEC USE ONLY

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             4    SOURCE OF FUNDS*

                  00
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             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(E)                          [ ]

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             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Ontario, Canada
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                           7   SOLE VOTING POWER
             NUMBER OF
                                    8,800,000
              SHARES     ----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    -0-
             OWNED BY    ----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    8,800,000
                         ----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
             REPORTING
                                    -0-
            PERSON WITH
           ------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       8,800,000
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            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
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            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       35.7%
           ------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON*

                       CO
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

          ITEM 1.   SECURITY AND ISSUER.

               The securities covered by this Schedule 13D are shares of common stock, no par value (the "Common Stock"), of EIF Holdings, Inc., a Hawaii corporation (the "Company"). The Company's principal executive offices are located at 53 Stiles Road, Suite 101, Salem, New Hampshire 03079.

               Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, this Amendment No. 3 amends the Schedule 13D for an event of February 1, 1996, as amended by Amendment No. 1 to the Statement for an event of June 30, 1996, and Amendment No. 2 for an event of November 7, 1996 (the "Statement"), filed by American Eco Corporation ("American Eco") with respect to its ownership of shares of the Company's Common Stock. Terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement. Except as otherwise expressly indicated below, the information provided in the Statement remains in effect.


          ITEM 4.   PURPOSE OF TRANSACTION.

               Over the past several months American Eco has reevaluated its interest in the Company. The principal factors considered in the reevaluation have been the needs of the Company for working capital, changes in the Company's management, development of the American Eco business with a focus upon larger transactions and movement from the environmental areas, and the closing by the Company of a major acquisition in November 1997. These changes have led American Eco management to conclude that the Company can function as a separate entity without financial and management support from American Eco, that the new management of the Company needs to be incentivized and American Eco should consider some strategy for discontinuing the involvement with the Company.

               On December 22, 1997, American Eco entered into a Stock Option Agreement with Frank J. Fradella granting an option (the "Option") to Mr. Fradella and his wife to purchase the 8,800,000 shares of the Company's Common Stock owned by American Eco at a price of $.65 per share exercisable for a period of one year. Mr. Fradella has been President, CEO and a director of the Company since May 1997 and a director since November 1997. As part of the Agreement, American Eco granted Mr. Fradella and his wife a proxy to vote the option shares during the term of the Option. American Eco had been in discussions with Mr. Fradella for several months regarding some arrangement as to American Eco's continued involvement in the Company.

               As of November 30, 1997, $17,873,000 was outstanding on a line of credit that American Eco had extended to the Company. The line of credit was to have expired on July 31, 1997, and has been modified and extended to February 18, 1998, together with interest at the rate of 10% per annum, and the availability was increased to $20 million. Upon the closing of a Stock Purchase Agreement whereby American Eco has the right to purchase an additional 10,000,000 shares of the Company's Common Stock for $1 million, upon the Company's shareholders approving an increase in the authorized Common Stock (See Amendment No. 1 to this
          Schedule), the outstanding principal amount of the line of credit would be reduced by $1 million representing the purchase price under such Agreement. The extensions of the line of credit also granted American Eco the right to convert all, and not less than all, of the remaining principal amount thereunder into shares of the Company's Common Stock at a conversion price equal to 85% of the five-day weighted average closing price of the Common Stock immediately prior to the conversion date. American Eco has been advised that the Company anticipates holding a shareholders meeting in the first quarter of 1998 for, among other things, changing the capitalization of its Common Stock.

               It is also noted that as of June 30, 1997, American Eco had terminated its Management Agreement with the Company, having waived its management fee for the six months ended June 30, 1997.

               In the event that American Eco acquires additional shares of the Company's Common Stock upon closing of the Stock Purchase Agreement and/or conversion of the line of credit, it would then consider whether to hold or to sell such shares, depending upon whether Mr. Fradella has exercised the Option, the prospects of the Company, other activities then engaged in by American Eco, general market and economic conditions, and other factors then deemed relevant.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) As of December 22, 1997, American Eco was the beneficial owner of 8,800,000 shares of the Common Stock, which constituted 35.7% of the issued and outstanding shares of Common Stock at that date. The percentage of American Eco's beneficial ownership is based upon 24,681,201 shares of Common Stock then outstanding. Excluded from such beneficial ownership are (i) 10,000,000 shares of Common Stock purchasable pursuant to the Stock Purchase Agreement and (ii) an indeterminate number of shares of Common Stock underlying the conversion right and the line of credit.

               (b) American Eco possesses the sole power to dispose of 8,800,000 shares of Common Stock (subject to the Option), but does not possess the power to vote such shares while the Option is in effect.

               (c)  None except as disclosed in Item 4.

               (d)  None.

               (e)  Not applicable.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               3. Stock Option Agreement, dated December 22, 1997 between American Eco Corporation and Frank J. and Catherine A. Fradella.

               4. Form of Renewal, Extension and Modification Revolving Line of Credit Note, dated September 22, 1997, from EIF Holdings, Inc. to American Eco Corporation.

               5. Form of Second Amendment of Revolving Line of Credit Note, dated September 30, 1997.

                                      SIGNATURE
                                      ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


                                        AMERICAN ECO CORPORATION



          Date:  December 30, 1997      By: /s/ Michael E. McGinnis
                                            --------------------------
                                            Michael E. McGinnis
                                            Chairman, President and Chief
                                            Executive Officer

                               EXHIBIT INDEX


          Exhibit            Description
          -------            -----------

             3. Stock Option Agreement, dated December 22, 1997 between American Eco Corporation and Frank J. and Catherine A. Fradella.

             4. Form of Renewal, Extension and Modification Revolving Line of Credit Note, dated September 22, 1997, from EIF Holdings, Inc. to American Eco Corporation.

             5. Form of Second Amendment of Revolving Line of Credit Note, dated September 30, 1997.